Exhibit 23.3

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 of Pilgrim’s Pride Corporation for the registration of $500 million of its 7.875% Senior Notes due 2018 and to the incorporation by reference therein of our reports for the fiscal year ended December 26, 2010, with respect to the consolidated financial statements and schedule of Pilgrim’s Pride Corporation for the fiscal year ended December 26, 2010 included on Form 8-K dated August 19, 2011, and the effectiveness of internal control over financial reporting of Pilgrim’s Pride Corporation, included in its Annual Report on Form 10-K for the fiscal year ended December 26, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, CO

September 26, 2011